UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



* * * * * * * * * * * * * * * * *
In the Matter of                *
                                *
ENTERGY CORPORATION,            *                 CERTIFICATE
ENTERGY ENTEPRISES, INC., et al.*             PURSUANT TO RULE 24
                                *
File No. 70-9123                *
                                *
(Public Utility Holding Company *
Act of 1935)                    *
* * * * * * * * * * * * * * * * *


      Pursuant  to  Rule  24 promulgated by  the  Securities  and

Exchange  Commission  (SEC)  under  the  Public  Utility  Holding

Company  Act  of  1935,  as amended (Act),  as  modified  by  the application-declaration, as amended, in the above referenced file and  the related orders dated June 22, 1999 (June 1999 Order) and

August 21, 2000 (the August 2000 Order), this is to certify  that the  following transactions were carried out during the three (3)

months   ended  December  31,  2000  (the  quarter)  by   Entergy

Corporation's   Non-utility Companies<FN1> (Non-Reg   Companies),

pursuant to the authorization of the SEC.  Capitalized terms used in  this Certificate, unless otherwise defined, have the meanings set forth in the June 1999 Order and/or the August 2000 Order.

Authorized Transactions

     Pursuant to the June 1999 Order or the August 2000 Order, as

applicable, (a) the Non-Reg Companies are authorized  to  conduct

development   activities  with  respect  to  various   investment

opportunities for Entergy Corporation (Entergy), (b) the  Non-Reg

Companies  are authorized to provide various consulting  services to  other  Non-Reg Companies and to non-associates, including  to market  to  non-associates  the Entergy  System's  expertise  and capabilities  in  energy-related areas, and  to  market  to  non-

associates intellectual property developed or acquired by  System companies,  (c) the Non-Reg Companies are authorized  to  provide

various  management,  administrative  and  support  services   to

associate   companies,  excluding  certain  associate   companies

(Excepted Companies<FN2>), (d) Entergy is authorized to create O&M

Subs  to  provide various operations and maintenance services  to non-associate  or associate companies, (e) Entergy is  authorized to  create one or more New Subsidiaries, (f) Entergy and the Non-

Reg Companies are authorized to make Non-utility Loans to certain

Non-Reg  Companies, (g) the Non-Reg Companies are  authorized  to issue  Other Securities of any type to Entergy, to other  Non-Reg

Companies  or  to  third parties, (h) the Non-Reg  Companies  are authorized  to pay dividends to their immediate parent  companies from  capital accounts or other unearned surplus, and (i) Entergy and the Non-Reg Companies are authorized to provide guarantees or other  forms of credit support (Guarantees) to or for the benefit of  Non-Reg Companies through December 31, 2005, in an  aggregate principal  amount  not  to  exceed $2 billion  at  any  one  time

outstanding  excluding  any  Guarantees  previously  issued   and

outstanding under the June 1999 Order.)

      During  the  quarter,  Entergy and  the  Non-Reg  Companies participated in the following authorized transactions:



I.  Administrative, Consulting, Management, and Other Services to

   Associate Companies

      During  the quarter, Entergy Enterprises Inc. (Enterprises)

provided certain management and support services, at cost, to its associate  companies,  Entergy Power, Inc. (EPI),  Entergy  Power

Marketing  Corp.,  Entergy Trading and  Marketing  Ltd.,  Entergy

Technology  Holding  Company (ETHC), Entergy  Technology  Company

(ETC), Entergy Holdings, Inc., Entergy Thermal LLC, Entergy Power

Development  Corporation (EPDC), Entergy International  Ltd  LLC,

Entergy Pakistan, Ltd., Entergy Power Asia Ltd, EP Edegel,  Inc.,

EWO  Holdings Inc., Entergy Power Operations Corp., Entergy Power

International  Holdings  Corp.,  Entergy  Nuclear,  Inc.   (ENI),

Entergy   Nuclear  Generation  Corporation  (ENGC),  and  Entergy

Solutions Ltd (formerly Entergy Retail Texas LP-A), Entergy Power

RS  Corp.,  Warren Power, LLC, and Entergy Power  Gas  Operations

Corp.  Enterprises'  billings  to all  such  associate  companies included direct costs incurred plus, to the extent applicable, an indirect loading based upon current month administrative charges.

     Enterprises  billed,  at cost, EPI ($377,989)  for  services related  to  the  marketing of EPI capacity and energy  to  third parties  at  wholesale, preparation of contracts  and  regulatory filings,  oversight of plant operations and maintenance by  plant

operators, and procurement of transmission services.   In  regard

to Entergy Power Marketing Corp. ($7,492,083) and Entergy Trading

and   Marketing  Ltd.  ($28,552),  these  services   related   to

management  oversight,  the marketing of  energy  commodities  to third  parties  at  wholesale, the preparation of  contracts  and regulatory filings and the procurement of transmission  services.

In  regard  to  ETHC ($19,794), ETC ($44,461), Entergy  Holdings,

Inc.  ($215),  Entergy  Thermal  LLC  ($152,148),  Entergy  Power

Development  Corp.  ($3,799,115), Entergy International  Ltd  LLC

($893),  Entergy  Pakistan Ltd. ($336,541),  Entergy  Power  Asia

Ltd.,  ($288,431), EP Edegel, Inc. ($248,466), EWO Holdings  Inc.

($190,076),  Entergy  Power  Operations  Corporation  ($166,766),

Entergy  Power  International Holdings Corp.  ($203,465  credit),

Entergy   Solutions  Ltd  ($32,614),  Entergy  Power   RS   Corp.

(326,877),  Warren  Power,  LLC  ($159,096),  Entergy  Power  Gas

Operations,  Corp, ($190,843) and ENI ($95,173),  these  services were  primarily  related to management oversight  and/or  project

development.   In regard to ENGC ($25,879), Enterprises  provided

services  related to the marketing of energy to third parties  at wholesale.

     During   the  quarter,  ENI  provided  management  oversight

services to ENGC relating to the operation of the Pilgrim nuclear plant,  at cost ($42,266).  ENI also provided management  support services,  at  cost, in the amount of $888,023 to  TLG  Services,

Inc.   (TLG),   a   subsidiary  of  ENI  that  provides   nuclear

decommissioning   consulting  and  related   services   to   non-

affiliates.   ENI also engaged in project development  activities

on behalf of Entergy Nuclear Indian Point 3 LLC (IP3) and Entergy

Nuclear  Fitzpatrick  LLC  (JAF) for which  these  entities  were billed,  at  cost,  in the amount of $3,491,385  and  $3,495,823,

respectively.


     During the quarter, Entergy Operations Services, Inc. (EOSI)

provided  management  support to services  EntergyShaw,  LLC,  at cost, in the amount of $38,661.

     During   the   quarter,  Entergy  Holdings,  Inc.   provided

management/administrative  and  consulting  services  to  Entergy

Business  Solutions LLC and to Entergy Thermal LLC.  The  amounts billed,  at  cost, to Entergy Business Solutions LLC and  Entergy

Thermal LLC during this quarter were $65 and $151, respectively.

     During  the  quarter,  Entergy Retail  Louisiana  Management

Services, LLC-A provided management/administrative and consulting services to Entergy Solutions Ltd.  The amounts billed, at  cost,

during this quarter were $142,821.

II.  Consulting Services Provided to Non-Associate Companies

       Enterprises,   under   contract   with   a   hydroelectric

partnership,   continues  to  provide  an  array   of   technical

services/support and maintenance for a hydroelectric transmission line.  Certain Entergy Services, Inc. personnel are providing the

services.   Enterprises is paid a fixed annual  fee  plus  market

based  rates for performing maintenance on the transmission  line owned  by  the partnership.  The partnership was charged  $13,860

for   services   rendered  during  the  second  quarter.    Also,

Enterprises provided consulting services to a third-party related to  the marketing of such party's excess energy capacity to third parties at wholesale.  These services were billed at cost in  the amount of $5,541.

     During  the  quarter,  no  other  consulting  services  were provided by Non-Reg Companies to non-associate companies.



III. Non-utility  Loans Made by Entergy to Non-Reg Companies,  or

     Between Non-Reg Companies

     During the quarter, Entergy Power Crete Corporation issued a promissory note to Entergy Power Development Corporation  in  the amount  of  $45,947,966.97 relating to the purchase of four  gas-

fired   turbine-generator  units.  This  promissory  note   bears

interest at the rate of 10% and the entire principal amount  plus accrued interest is required to be paid off on December 26,  2005 or earlier upon demand.

      During  the quarter, no other Non-utility Loans subject  to reporting  in  this Certificate were made by Entergy  to  Non-Reg

Companies or between Non-Reg Companies.



IV.  Other Securities Issuances by Non-Reg Companies

     During the quarter, no Other Securities issuances subject to reporting in this Certificate were made by Non-Reg Companies.



V.   Formation  and  Capitalization of New Subsidiaries  and  O&M

     Subs

     During  the quarter, Entergy formed the following  companies as New Subsidiaries in accordance with the June 1999 Order: Latin

America Holding I, Ltd. and Latin America Holding II, Ltd.  which were formed to hold Entergy's investment in certain Latin America generation projects; EWO Marketing Holding, Inc. which was formed to hold Entergy's investment in certain energy-related companies;

Entergy  Power Crete Corporation, Crete Energy Venture, LLC,  and

Crete Turbine Holdings, LLC which were formed to develop, finance

and/or   hold  Entergy's  investments  in  certain  fossil-fueled

generating facilities in the U.S.; Entergy Power Maritza  Holding

Inc.,  Entergy Power Maritza Holding I Ltd, Entergy Power Maritza

Holding  II  Ltd,  Entergy Power Maritza  Holding  III  Ltd,  and

Entergy  Power  Maritza  Holding Limited  which  were  formed  to develop  and  own  Entergy's investment in a proposed  generation project  in  Bulgaria;  and  Entergy  Ventures  Holding  Company,

Entergy MHK Investments LLC and Entergy Commerce, Inc. which were formed  to  develop  and  hold directly or  indirectly  Entergy's investments  in  an  exempt telecommunications  company;  Entergy

Nuclear Holding Company, Entergy Nuclear Holding Company  #3  and

Entergy  Nuclear  New York Investment Company  III,  and  Entergy

Nuclear  IP2 LLC (IP2), which were formed to develop  or  acquire and  hold directly or indirectly Entergy's investments in nuclear projects.

     During the quarter, certain of the foregoing companies  were minimally capitalized as follows: Latin America Holding I,  Ltd.,

Latin  America  Holding  II, Ltd., EWO Marketing  Holding,  Inc.,

Entergy  Power  Crete Corporation, Entergy Power Maritza  Holding

Inc.,  Entergy Power Maritza Holding I Ltd, Entergy Power Maritza

Holding  II, Ltd., Entergy Power Maritza Holding III,  Ltd.,  and

Entergy  Power  Maritza Holding Limited, Entergy Nuclear  Holding

Company, Entergy Nuclear Holding Company #3, Entergy Nuclear  New

York  Investment Company III, and Entergy Nuclear IP2 LLC.  Also,

Entergy Ventures Holding Company, Entergy MHK Investments LLC and

Entergy  Commerce,  Inc.  were  capitalized  in  the  amounts  of

$10,501,000, $10,500,000 and $1,000, respectively.

     During  the quarter, no other amounts were expended to  form and capitalize any New Subsidiaries or O&M Subs.

     During  the  quarter,  Entergy Power International  Holdings

Corporation changed its status from a FUCO to a New Subsidiary.



VI.  Nature and Extent of O&M Services Provided

      During the quarter, ENI provided decommissioning management

services  to  two  large  nuclear  operating  utilities  in   the

Northeast. ENI is paid a fixed monthly fee and certain  incentive fees  and  is  reimbursed for its actual expenses for  labor  and related  charges  for  all services provided.  The  total  amount billed  by  ENI  for  all such services during  the  quarter  was

$3,952,107.

     In addition, during the quarter, EOSI provided power project

related  operation  and  management  services  to  several   non-

associate  customers,  including professional  advice,  technical

expertise   and   maintenance  services.   Specifically,   EOSI's

services   to   non-associate   customers   included   performing

preventive  maintenance on substations; installing a  transformer and substation; installing various electrical equipment including

a   230kV   breaker;   providing  project  management   for   the

installation  of  a steam turbine; completing construction  of  a

230kV  switchyard for a merchant plant; and preparing a technical analysis  on boiler tube failures.  The total amounts billed  for

all   such   services  during  the  quarter  were   $4,576,503.31

consisting,  in each case, of market-based fees and  reimbursable expenses.

     During the quarter, Entergy Operations Services, Inc. (EOSI)

also provided management, technical and environmental support  to

EPGC in respect of its North American peaker projects, at cost in the  amount  of  $82,439, and EPDC's Saltend  and  Damhead  Creek projects, at cost, in the amount of $444,460.  EOSI also provided construction  and  engineering support to  Warren  Power  LLC,  a peaker project and a wholly-owned indirect subsidiary of Entergy,

at cost, for $600,615.

     During  the quarter, Entergy Nuclear Operations, Inc. (ENOI)

billed, at cost, ENI ($89,822), TLG ($21), ENGC ($1,791,600), IP3

($7,289,990)  and JAF ($6,822,398) for operation  and  management

services,   including  professional  advice,  technical   support

primarily related to the operation or decommissioning of  nuclear facilities.

      Entergy  represents that no Excepted Company has subsidized the  operations of any Non-Reg Company and that the rendering  of

O&M  Services  by O&M Subs is in compliance with  the  applicable rules,  regulations and orders of the SEC and has  not  adversely affected  the  services provided by any Excepted Company  to  its customers.



VII. Payment of Dividends By Certain Non-Reg Companies

     During   the   quarter,  EPI  paid  to  Entergy  Corporation

$32,668,230 as a return of capital.

     During  the quarter, no other dividends subject to reporting in this Certificate were paid by Non-Reg Companies.



VIII.       Reorganizations

     The  Entergy Non-Reg Companies' organizational structure  as of December 31, 2000 is included in Exhibit 1.

     No  reorganizations of Entergy's ownership interests in Non-

Reg  Companies  subject  to reporting in  this  Certificate  were effected during the quarter.


IX.  Outstanding Guarantees Issued by Entergy or by Non-utility

   Companies

     As  of  the end of the quarter, the total outstanding amount of Guarantees issued pursuant to the August 2000 Order by Entergy or  by Non-utility Companies (to the extent reportable herein) to or  for  the  benefit of Non-utility Companies was  $232,320,694,

excluding Guarantees previously issued and outstanding under  the

June 22, 1999 Order in the amount of $228,705,000.



X.   Financial Statements

     Entergy  Corporation's unaudited Balance  Sheet  and  Income

Statement  for the year ended December 31, 2000 are  included  in

Exhibit 2.





     IN  WITNESS WHEREOF, the undersigned company has caused this certificate to be executed on this 1st day of March 2001.



ENTERGY CORPORATION



/s/ Nathan E. Langston
Nathan E. Langston
Vice President and Chief Accounting Officer
_______________________________
<FN1> Non-utility Companies  are defined in the August 2000 Order as "exempt wholesale generators" ("EWGs"), "foreign utility companies" ("FUCOs"), "exempt telecommunications companies" ("ETCs"), "O&M Subs", "Authorized Subsidiary Companies", "New Subsidiaries" and "Energy-related Companies".

<FN2> The Excepted Companies are Entergy's retail operating
      companies (Entergy Arkansas Inc., Entergy Louisiana Inc.,
      Entergy Mississippi Inc., Entergy New Orleans Inc. and Entergy Gulf States Inc.), System Energy Resources, Inc., System Fuels, Inc., Entergy Operations, Inc., Entergy Services, Inc., and any other subsidiaries that Entergy may create whose activities and operations are primarily related to the domestic sale of electric energy at retail or at wholesale to affiliates or the provision of goods or services thereto.